

March 17, 2026

Mrs. Jeanette Jackson
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: **Form 1 Amendment**

Dear Mrs. Jackson:

Enclosed please find amendments to Exhibits C and J of the Form 1 applications pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934 for Cboe BYX Exchange, Inc., Cboe BZX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc. and Cboe C2 Exchange, Inc. (collectively, the "Exchanges").

For Exhibits C and J, the Exchanges are each filing an amendment to reflect changes to several entities.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C and J of each Exchange currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Laura Dickman
VP, Associate General Counsel
312-786-7572
Signature executed at 12:00pm on 03/17/26

Enclosures

Form 1 Page 1 Execution Page	**U.S. SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION** **FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE** **OR EXEMPTION FROM REGISTRATION PURSUANT TO** **SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY) **03/17/26**	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.


INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS
MAY CONSTITUTE CRIMINAL VIOLATIONS


☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Cboe BYX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
433 W Van Buren Steet
Chicago, Illinois 60607

26000121

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(312) 786-5600   (312)-786-7138
(Telephone)   (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Laura Dickman   Associate General Counsel   Cboe BYX Exchange, Inc.   (312) 786-7572
(Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Patrick Sexton
433 W Van Buren Street
Chicago, IL 60607

7. Provide the date that applicant's fiscal year ends: December 31

8. Indicate legal status of the applicant: __X__ Corporation _____ Sole Partnership _____ Partnership
_____ Limited Liability Company _____ Other (specify): _____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

7EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: ___03/17/26___   Cboe BYX Exchange, Inc.
(MM/DD/YY)   (Name of Applicant)
By: _____ [signature executed at 12:00pm on 03/17/26]   Laura Dickman, Associate General Counsel
(Signature)   (Printed Name and Title)
Subscribed and sworn before me this __17th__ day of __March__, __2026__ by _____
(Month)   (Year)   (Notary Public)
My Commission expires __8-6-10__ County of __Cook__ State of __Illinois__


This page must always be completed in full with original, manual signature and notarization.

Affix notary stamp or seal where applicable.


Official Seal
JEFFREY P SMITH
Notary Public, State of Illinois
Commission No. 994814
My Commission Expires August 6, 2028

EXHIBIT C – Amendment as of March 17, 2026

Summary of changes made to Exhibit C:

- For Cboe Global Indices, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Global Indices, LLC, Scott Johnston (Vice President) has been appointed as an Officer.
- For Cboe Livevol, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Livevol, LLC, Scott Johnston (Vice President) has been appointed as an Officer.
- For Cboe Livevol, LLC, Jill Griebenow has been appointed as a Director.
- For Cboe Services Company, Chris Isaacson (Executive Vice President and Chief Operating Officer) has been removed as an Officer.
- For Cboe Services Company, Scott Johnston (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Services Company, Craig S. Donohue has been removed as a Director.
- For Cboe Services Company, Scott Johnston has been appointed as a Director.
- For Cboe Silexx LLC., Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Silexx, LLC., Scott Johnston (Vice President) has been appointed as an Officer.
- For Cboe Bats, LLC, Chris Isaacson has been removed as a Director.
- For Cboe Bats, LLC, Craig S. Donohue has been removed as a Director.
- For Cboe Bats, LLC, Jill Griebenow has been appointed as a Director.
- For Cboe Bats, LLC, Scott Johnston has been appointed as a Director.
- For Cboe Bats, LLC, Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe Bats, LLC, Scott Johnston (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Data Services, LLC, Chris Isaacson has been removed as a Director.
- For Cboe Data Services, LLC, Scott Johnston has been appointed as a Director.
- For Cboe Cboe Data Services, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Data Services, LLC, Scott Johnston (Vice President) has been appointed as an Officer.
- For Cboe Digital Holdings, Inc., Chris Isaacson has been removed as a Director.
- For Cboe Digital Holdings Inc., Scott Johnston has been appointed as a Director.
- For Cboe Digital Holdings, Inc., Chris Isaacson (President) has been removed as an Officer.
- For Cboe Digital Holdings, Inc., Scott Johnston (President) has been appointed as an Officer.
- For Cboe FX Holdings, LLC., Chris Isaacson (President) has been removed as an Officer
- For Cboe FX Holdings, LLC, Scott Johnston (President) has been appointed as an Officer.
- For Cboe FX Markets, LLC, Chris Isaacson (Executive Vice President) has been removed as an Officer.
- Cboe Cboe FX Markets, LLC, Scott Johnston (Executive Vice President) has been appointed as an Officer.
- For Cboe FX Services, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe III, LLC, Chris Isaacson has been removed as a Director.
- For Cboe III, LLC, Prashant Bhatia has been appointed as a Director.
- For Cboe III, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe III, LLC, Prashant Bhatia's (Vice President) title has been updated to President.

- For Cboe Off-Exchange Services, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Off-Exchange Services, LLC, Scott Johnston (President) has been appointed as an Officer.
- For Cboe Vest, LLC, Prashant Bhatia has been appointed as a Director.
- For Cboe Vest, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Vest, LLC, Prashant Bhatia (President) has been appointed as President.
- For Direct Edge, LLC, Chris Isaacson (Chief Executive Officer, President) has been removed as an Officer.
- For Direct Edge, LLC, Scott Johnston (President) has been appointed as an Officer.
- For Hanweck Associates, LLC, Chris Isaacson has been removed as a Director.
- For Hanweck Associates, LLC, Scott Johnston has been appointed as a Director.
- For Hanweck Associates, LLC, Chris Isaacson (Vice President, Chief Operating Officer) has been removed as an Officer.
- For Hanweck Associates, LLC, Scott Johnston (Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Canada Holdings, ULC, Chris Isaacson has been removed as a Director.
- For Cboe Canada Holdings, ULC, Prashant Bhatia has been appointed as a Director.
- For Cboe Canada Holdings, ULC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Canada Holdings, ULC, Prashant Bhatia (President) has been appointed as an Officer.
- For Cboe Trading, Inc., Chris Isaacson has been removed as a Director.
- For Cboe Trading, Inc., Scott Johnston has been appointed as a Director.
- For Cboe Clear U.S. LLC, Chris Isaacson has been removed as a Director.
- For Cboe Clear US, LLC, Vikesh Patel has been appointed as a Director.
- For Cboe Clear US, LLC, Chris Isaacson (Executive Vice President) has been removed as an Officer.
- For Cboe Clear US, LLC, Scott Johnston (Executive Vice President) has been appointed as an Officer.
- For Cboe Digital Intermediate Holdings, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Digital Intermediate Holdings, LLC, Scott Johnston (President) has been appointed as an Officer.
- For Omicron Acquisition Corp., Chris Isaacson has been removed as Director.
- For Omicron Acquisition Corp., Scott Johnston has been appointed as a Director.
- For Omicron Acquisition Corp., Chris Isaacson (President) has been removed as an Officer.
- For Omicron Acquisition Corp., Scott Johnston (President) has been removed as an Officer.
- For Loan Markets, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Loan Markets, LLC, Prashant Bhatia (President) has been appointed as an Officer.
- For Cboe BYX Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe BYX Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe BZX Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe BZX Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.

- For Cboe C2 Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe C2 Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe EDGA Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe EDGA Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe EDGX Exchange, Inc., Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe EDGX Exchange, Inc., Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Futures Exchange, LLC, Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe Futures Exchange, LLC, Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe SEF, LLC, Chris Isaacson (Executive Vice President, Chief Operating Officer) has been removed as an Officer.
- For Cboe SEF, LLC, Scott Johnston, (Executive Vice President, Chief Operating Officer) has been appointed as an Officer.
- For Cboe Digital Exchange, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Cboe Digital Exchange, LLC, Scott Johnston (Executive Vice President) has been appointed as an Officer.
- For Cboe Ascent Holdings, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Cboe Ascent Holdings, LLC, Chris Isaacson has been removed as a Director.
- For Cboe Building Corporation, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Data and Access Solutions China, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe, LLC, Chris Isaacson (President) has been removed as an Officer.
- For Digital Asset Benchmark Administration, LLC, Chris Isaacson (Vice President) has been removed as an Officer.
- For Cboe Global Markets Inc., Chris Isaacson (Executive Vice President Chief Operating Officer) has been removed as an Officer.
- For Cboe Global Markets Inc., Scott Johnston (Executive Vice President Chief Operating Officer) has been appointed as an Officer.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)

Response:

1. <u>Officers</u>

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers				
Name:	Title:		Commencement of Term Date:	
Andrew Bevers	Vice President, Head of Derivatives Account Coverage		02/10/26	
Kristin Boyd	Senior Vice President, Global Head of Derivative Sales and Distribution		02/10/26	
Kevin Carrai	Senior Vice President, Global Head of Market Data and Access Services		02/10/26	
Brittany Carter	Vice President, Corporate Strategy		02/10/26	
Cole Chmielewski	Vice President, Operations		02/10/26	

Bo Chung	Senior Vice President, Global Head of Sales and Index Licensing		02/10/26		
William Ciabattoni	Vice President, Product Management		02/10/26		
Gary Compton	Vice President, Communications		02/10/26		
Jeff Connell	Senior Vice President, Deputy Chief Regulatory Officer		02/10/26		
Laura Dickman	Vice President, Associate General Counsel		02/10/26		
Craig Donohue	Chief Executive Officer and President		05/20/25 08/12/25 - Title Change 02/10/26		
Meaghan Dugan	Senior Vice President, Head of US Derivatives		03/01/25 10/21/25 - Title Change 02/10/26		
James Enstrom	Senior Vice President, Chief Audit Officer		02/10/26		
Angelo Evangelou	Senior Vice President, Public Policy		02/10/26		
Stacie Fleming	Senior Vice President, Communications		02/10/26		
Stephanie Foley	Executive Vice President, Chief Human Resources Officer		02/10/26		
Jennifer Fuentes	Senior Vice President, Chief Compliance Officer		03/01/25 – Change in Title 10/21/25 - Title Change 02/10/26		
Todd Furney	Senior Vice President, Chief Risk Officer		02/10/26		
Megan Goett	Senior Vice President, Chief Marketing Officer		02/10/26		

Jennifer Golding	Vice President, Associate General Counsel, Chief Litigation Officer	02/10/26		
Jill Griebenow	Executive Vice President, Chief Financial Officer , Treasurer	02/10/26		
Casie Harris	Vice President, Controller	02/10/26		
John Hiatt	Vice President, Cboe Labs	02/10/26		
Robert Hocking	Senior Vice President, Head of Product Innovation ------------------------------------ Executive Vice President, Global Head of Derivatives	03/01/24 – 04/30/25 ---------------------------- 02/10/26		
Gregory Hoogasian	Executive Vice President, Chief Regulatory Officer	02/10/26		
Matthew Iwamaye	Vice President, Associate General Counsel, Equities	02/10/26		
Scott Johnston	Executive Vice President, Chief Operating Officer	03/07/26		
Steven Jorgensen	Vice President, Head of Derivatives Sales – European & Middle East Clients	02/10/26		
JJ Kinahan	Senior Vice President, Head of Retail Expansion and Alternative Investment Products	02/10/26		
Jennifer Lamie	Vice President, Chief Regulatory Advisor	02/10/26		
Stephanie Lara	Senior Vice President, Deputy Chief Regulatory Officer	02/10/26		

Benjamin Lawson	Vice President, Chief Information Security Officer		02/10/26		
Tim Lipscomb	Executive Vice President, Chief Technology Officer		03/01/25 – Change in Title 02/10/26		
Marc Magrini	Vice President, Administration		02/10/26		
Scott Manziano	Vice President, Sales Operations		02/10/26		
Sarah McDowell	Vice President, Chief Enforcement Counsel		02/10/26		
Brian McElligott	Senior Vice President, Head of Data Vantage		02/10/26		
Kathleen Mikulak	Vice President, Regulation		02/10/26		
Guy Miller	Senior Vice President, Chief Legal Officer – North American Securities		02/10/26		
Emily Mitchell	Senior Vice President, Tax		02/10/26		
Anthony Montesano	Vice President, Market Structure		02/10/26		
Jordan Newmark	Vice President, Associate General Counsel		02/10/26		
Dennis O'Callahan	Vice President, Cboe Labs		02/10/26		
Dan Overmyer	Vice President, Options Regulation		02/10/26		
Hemang Patel	Vice President, Project Management		02/10/26		
Arthur Reinstein	Senior Vice President and Deputy General Counsel		02/10/26		
Stephanie Renner	Senior Vice President, Finance		02/10/26		

Patrick Sexton	Executive Vice President, General Counsel and Corporate Secretary		02/10/26		
Steven Sinclair	Vice President, Software Engineering		02/10/26		
Nicholas Still	Vice President, Data Protection Officer		02/10/26		
Oliver Sung	Senior Vice President, North American Cash Equities		03/01/25 – Change in Title 02/10/26		
Alexandra Szakats	Vice President, Cboe Options Institute		02/10/26		
Hatice Unal	Senior Vice President, Infrastructure		02/10/26		
Joacim Wiklander	President & CEO of Cboe Canada | Head of Global Listings		02/10/26		
Allen Wilkinson	Senior Vice President, Chief Accounting Officer		02/10/26		
Clinton Wolf	Vice President, Operations		02/10/26		
Omarr Woodhouse	Vice President, Operations Support Center		02/10/26		
Troy Yeazel	Senior Vice President, Global Operations		02/10/26		
Former Officers					
Name:					
Catherine Clay	Executive Vice President, Global Head of Derivatives		03/01/24	09/30/25	
Dave Howson	President		03/01/24	08/01/25	

Chris Isaacson	Executive Vice President, Chief Operating Officer		02/10/26		03/06/26	
Adam Inzirillo	Executive Vice President, Global Head of Data and Access Solutions		03/01/24		09/05/25	
Eileen Smith	Senior Vice President, Data and Analytics		02/10/26		03/03/26	
Natan Tiefenbrun	Senior Vice President, President North American and European Equities		7/17/24		02/11/26	
Fredric Tomczyk	Chief Executive Officer		03/01/24		05/07/25	

2. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors						
Name		Classification(s)		Last Appointment Date:		Termination Date:
Bruce Andrews		Director		09/12/25		
Gilbert Bassett		Director		09/12/25		
Craig Donohue		Director		08/12/25[1]		
Ananda Radhakrishnan		Director		09/12/25		
Miguel Rivera		Director		09/12/25		
David Roscoe		Director		09/12/25		
Hillary Sale		Director		09/12/25		
Scott Wagner		Director		09/12/25		

---

[1] The formal board written consent appointing him as director was executed on September 12, 2025 but specified an earlier effective date of August 12, 2025.

Former Directors						
Name:		Title:		Appointment Date:		Termination/ Change Position Date:
Dave Howson		Director		08/13/24		08/01/25
Kevin Murphy		Director		08/13/24		11/13/25

3.   Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee
- Bruce Andrews
- Craig Donohue
- Ananda Radhakrishnan
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe